08027780

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-26318

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commerce Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

2005 Market Street, Suite 200
(No. and Street)

Philadelphia (City) Pennsylvania (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russell O. Vernon, President 215-282-4420
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(*Name – if individual, state last, first, middle name*)

2001 Market Street (Address) Philadelphia (City) Pennsylvania (State) 19103 (Zip Code)

SEC Mail Processing Section
FEB 29 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/20

OATH OR AFFIRMATION

I, Russell O. Vernon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commerce Capital Markets, Inc, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Russell O. Vernon
Signature
Russell O. Vernon
President

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Commerce Capital Markets, Inc.
December 31, 2007
With Report of Independent Registered Public Accounting Firm

0801-0899863-PH

Commerce Capital Markets, Inc.

Statement of Financial Condition

December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Commerce Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Commerce Capital Markets, Inc. (the Company) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Commerce Capital Markets, Inc. at December 31, 2007, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 28, 2008

Commerce Capital Markets, Inc.

Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$ 40,487,158
Receivable from broker-dealers	347,614
Loans receivable	1,593,203
Securities owned, at market value	78,794,024
Prepaid expenses	184,700
Good faith deposits	100,000
Accrued income receivable	530,859
Accrued interest receivable	395,822
Furniture, equipment, and leasehold improvements, at cost (net of accumulated depreciation and amortization of $4,833,673)	1,341,966
Deferred tax assets	246,031
Other assets	169,727
Total assets	$ 124,191,104
Liabilities and stockholder's equity	
Liabilities:	
Payable to clearing organization	$ 351,358
Accrued expenses	2,738,088
State and other tax liabilities	891,075
Other liabilities	196,485
Total liabilities	4,177,006
Stockholder's equity:	
Common stock—authorized 10,000 shares; issued 4,684 shares, no par or stated value	259,559
Additional capital	66,290,095
Temporary capital	–
Retained earnings	53,464,444
Total stockholder's equity	120,014,098
Total liabilities and stockholder's equity	$ 124,191,104

See accompanying notes.

1. Organization and Nature of Business

Commerce Capital Markets, Inc. (the Company), a wholly-owned operating subsidiary of Commerce Bank, N.A. (CBNA), is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. CBNA is a wholly-owned subsidiary of Commerce Bancorp, Inc. (Bancorp), a multi-bank holding company headquartered in Cherry Hill, New Jersey.

On October 2, 2007, Bancorp announced that it had signed a definitive agreement to be acquired by Toronto Dominion Bank Financial Group. This transaction is subject to regulatory approval and is expected to be consummated in the first half of 2008.

The Company underwrites and trades in state and municipal securities. The Company also provides corporate and municipal finance services, including private placements and financial advisory services for its customers and the customers of Bancorp. In addition, the Company also provides investment services, consisting primarily of the sale of investment products, to retail customers.

The Company clears its securities transactions on a fully disclosed basis through National Financial Services LLC (the "clearing broker").

2. Significant Accounting Policies

Significant accounting policies are summarized as follows:

Cash and Cash Equivalents

Cash and cash equivalents are highly liquid unencumbered investments, including money market funds, with original maturities of less than ninety days that are not held for sale in the ordinary course of business. The carrying amount of cash and cash equivalents in the statement of financial condition approximates its fair value.

Securities Transactions

Security transactions in regular-way trades are accounted for on a trade-date basis with the resulting receivables and payables classified as amounts due to or from pending transactions. Securities owned consist primarily of state and municipal obligations, which are valued at fair value. The fair value of securities owned is based primarily on quoted market prices, dealer quotes, and prices obtained from independent third parties.

2. Significant Accounting Policies (continued)

Loans Receivable

The Company has loans to certain employees of the Company, some of which are forgivable over future periods if certain performance and tenure conditions are met. The remainder are payable in accordance with a payment schedule or on demand in an event of default. Management evaluates the collectibility of these loan receivables and adjusts the carrying value for any amounts determined to be uncollectible. For those loans that are forgivable the Company amortizes the balances into compensation expense ratably overt the contractual service period.

Income Taxes

The Company is included in the consolidated federal income tax return filed by Bancorp. In accordance with the tax allocation policy of the consolidated group, the Company determines its federal income tax liability on a separate-return basis and makes the required tax payments to Bancorp.

Deferred income taxes have been provided for the effects of temporary differences between financial reporting and tax bases of assets and liabilities and have been measured using the enacted marginal tax rates and laws that are currently in effect. At December 31, 2007, the Company had a deferred tax asset of $246,031 related to depreciation and other timing differences.

Furniture, Equipment, and Leasehold Improvements

All furniture, equipment, and leasehold improvements are recorded at cost.

Financial Instruments

All receivables and payables are short-term in nature and are recorded at contracted amounts, which approximate fair value.

Derivative financial instruments used for trading purposes include futures and options and are carried at market value. Market values for these exchange-traded derivatives are based on quoted market prices and those, as well as cash maintained in a related brokerage account, are recorded as receivable from and payable to brokers and dealers.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

3. New Accounting Policies

The Company adopted FASB-issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes,* an interpretation of FASB Statement No. 109, *Accounting for Income Taxes* (SFAS No. 109). FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return and also revises disclosure requirements to include an annual tabular rollforward of unrecognized tax benefits. The adoption of FIN 48 had no impact on the Company.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115* (SFAS No. 159). SFAS No. 159 permits entities to irrevocably choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159 did not have a material effect on the consolidated statement of financial condition.

4. Accounting Policies Not Yet Adopted

In September, 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands the required disclosures about an entity's fair value measurements. SFAS 157 is effective for statement of financial condition issued for fiscal years beginning after November 15, 2007. The provisions of SFAS 157 should be applied prospectively upon initial adoption. The Company is still assessing the impact SFAS 157 will have on its consolidated statement of financial condition.

5. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers at December 31, 2007, consist of the following:

	Receivable	Payable
Payable to clearing organization	$ –	$ 351,358
Receivable from broker-dealers	347,614	–
	$ 347,614	$ 351,358

The Company clears certain of its proprietary and customer transactions through a clearing organization on a fully disclosed basis. The amount payable to the clearing organization relates to the aforementioned transactions.

6. Loans Receivable

Loans receivable at December 31, 2007, is comprised of $1,007,703 of loans given to non-management employees. These loans are five years in length and are forgivable depending upon the conditions in the Promissory Notes signed by the employees.

7. Securities Owned at Market Value

At December 31, 2007, securities owned by the Company are comprised of State and municipal bonds, primarily from the Pennsylvania and New Jersey area, with a market value of $78,794,024.

8. Derivative Financial Instruments and Concentrations of Credit Risk

As part of its broker-dealer activities, the Company maintains an inventory of securities for distribution to its customers in order to meet those customers' needs. In order to reduce the exposure to market risk relating to the inventory, the Company's hedging strategy is to buy and sell a variety of derivative financial instruments including futures and option contracts. Market risk includes changes in interest rates or value fluctuations in the underlying financial instruments. The Company also regularly sells financial futures contracts not yet purchased (short sales) to offset the market risk associated with its inventory. Short positions may expose the Company to market risk in the event prices increase as the Company will be obligated to acquire the futures contracts at prevailing market prices. The Company uses notional (contract) amounts to measure derivative activity. Notional amounts are not included on the balance sheet,

8. Derivative Financial Instruments and Concentrations of Credit Risk continued)

as those amounts are not actually paid or received at settlement. The following table reflects the open commitments for futures and options along with the associated unrealized gains (losses) recorded as of December 31, 2007:

Commitments	Net Contracts Outstanding Long/(Short)	Notional Amount Long	Notional Amount (Short)	Unrealized Gain (Loss)
Treasury bond futures	(20)	$ –	$(2,000,000)	$(21,250)
Treasury bond put options	–	–	–	–
Total commitments	(20)	$ –	$(2,000,000)	$(21,250)

The average notional amount for futures and options contracts for the year ended December 31, 2007 was $(9,200,000).

The notional amounts of derivative financial instruments do not represent the potential risk from counterparty nonperformance. Transactions in derivative financial instruments are conducted through regulated exchanges, which guarantee performance of counterparties, and settle in cash on a daily basis. The Company believes these factors minimize credit risk.

The Company's business involves the participation in underwriting activities primarily with public entities in and contiguous to the Commonwealth of Pennsylvania and New Jersey. As part of this activity, the Company executes commitments to acquire securities and execute security sale transactions with customers. The Company is exposed to market risk if the value of the securities which the Company has committed to underwrite declines before the closing of the transaction. Credit risk is eliminated at a transaction closing at which time funds are exchanged for the underwritten securities. There were no commitments to acquire securities at December 31, 2007.

The Company is involved in investment banking and trading services to underwrite, sell, and make a market in high-yield securities. High-yield securities have been defined as debt securities which are nonrated or those rated by *Standard and Poor's* as BB+ and *Moody's* as BB or lower (or equivalent ratings for other instruments). These activities expose the Company to higher degrees of credit risk than that associated with investment-grade securities. As of December 31, 2007, the Company did not hold any nonrated securities.

9. Related Party Transactions

Through December 31, 2007, the Company provided administrative services to Commerce Insurance Services, Inc. (CIS), an affiliated insurance company.

The Company and CBNA reimburse each other for various shared services and certain employee benefit costs made on each other's behalf, in the ordinary course of business. At December 31, 2007, the Company recorded a receivable of $24,702 for reimbursements owed from CBNA, included in other assets on the statement of financial condition. Contributions made to Bancorp's defined contribution plan were $260,000 in 2007. Throughout 2007, Bancorp reimbursed the Company for $1,671,023 in financial advisory services.

Bancorp and certain other affiliates provide but do not charge the Company for administrative services, information systems support, training, internal audit services, credit analysis, and general support services. At December 31, 2007, the Company recorded a payable of $125,000 for payments owed to Bancorp included in other liabilities on the statement of financial condition. The financial condition may have been significantly different had the Company been autonomous.

The Company's inventory and normal operating needs are funded through capital contributions from CBNA on an as-needed basis. Excess capital not utilized by the Company is distributed to CBNA as a return of capital. Any temporary capital received from CBNA is not allowable pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC.

Cash on deposit with Bancorp and its bank subsidiaries was $29,639,211 at December 31, 2007. Additionally, the Company has short-term investments in a money market fund advised by the Company of $10,000,000, which is included in cash and cash equivalents.

10. Litigation

The Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position or results of operations.

11. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

12. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Company may not allow the withdrawal of equity capital or payment of dividends if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2007, the Company had net capital of $81,751,906, which was $81,473,439 in excess of the required net capital of $278,467. The Company's ratio of aggregate indebtedness to net capital was .05 to 1.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2007, the Company was in compliance with all such requirements.

END